ZOLL

2005 Annual Report


05074787



RECD S.E.C.
DEC 2 0 2005
1086

Advancing Resuscitation. Today.™




PROCESSED
DEC 27 2005
THOMSON
FINANCIAL




FLUID RESUSCITATION
PACING
CIRCULATION

Dear Shareholders, Customers, and Employees:

While fiscal 2005 was a financially challenging year, a robust finish reinforces our belief that ZOLL has a sound strategy for building a resuscitation business. ZOLL made significant progress this year. We are prepared to make strong inroads into growing markets where the potential for our unique resuscitation products (AutoPulse,® AED Pro,® AED Plus,™ E Series,™ RescueNet,™ and CodeNet®) remains high. We believe these inroads will improve profitability in fiscal 2006.

We posted sales of $211.3 million, essentially flat when compared to fiscal 2004. This figure reflects the need to fill the revenue gap left by the completion of the U.S. Military's Patient Movement Item (PMI) contract. In addition to increasing overall North American AED sales, we also increased sales within our North American Pre-hospital and International businesses. In addition, our balance sheet remains strong with no debt and $50.8 million in cash, cash equivalents, and short-term investments.

Investment Before Growth

Fiscal 2005 concluded a period of significant organizational investment and two product launches — the AED Pro and the E Series. Customers quickly accepted the E Series, and the AED Pro with Real CPR Help,™ ZOLL's unique advantage that provides real-time feedback on the rate and depth of CPR chest compressions. Both products are specifically designed to meet the extreme conditions of the Pre-hospital market, and to set a new standard in out-of-hospital defibrillators. Such offerings show that ZOLL's R&D pipeline is stronger than ever, delivering compelling products that are quickly accepted as market leaders.

In addition, we acquired Revivant Corporation, now our subsidiary known as ZOLL Circulation, which manufactures the AutoPulse. We believe that the potential market for the AutoPulse is comparable to the professional defibrillator market, which we estimate to be approximately $550.0 million in 2005.

Customer Enthusiasm Driving Sales

The AutoPulse's ability to improve blood flow during resuscitation has clearly excited emergency care professionals such as Firefighter Kenneth Beck of New York's Lake Mohegan Fire District, who speaks later in this report. In addition, the AutoPulse is helping us achieve competitive wins with other resuscitation equipment. On the strength of the AutoPulse, Utah's Unified Fire District moved away from a competitor and outfitted each of its 20 vehicles with an AutoPulse and a ZOLL defibrillator. Customer enthusiasm reinforces our conviction that the AutoPulse fits hand-in-glove with ZOLL's vision of resuscitation. While short of our original goal, first year sales of $7.5 million show increasing customer acceptance of the AutoPulse.

Turning to ZOLL's AED business, we combined our North American Public Safety and Public Access teams to streamline management and strengthen our ability to tackle the market efficiently through distribution. This reorganization allowed us to achieve increased profitability. Globally, we posted $36.4 million in AED sales this fiscal year, a 20% increase from fiscal 2004.

Outside North America, ZOLL also made solid progress. International sales were $48.6 million, an

VENTILATION

DOCUMENTATION

INFORMATION MANAGEMENT

DEFIBRILLATION

18% increase compared to fiscal 2004. During fiscal 2005, ZOLL strengthened its team with the addition of Alex Moghadam, Vice President of International Operations, who joined us to lead efforts to increase growth and profitability in this important portion of our business.

Future Perspectives

There is no doubt that investments made in fiscal 2004 and fiscal 2005 put pressure on our bottom line, and consequently net income only totaled $2.0 million. Yet our overall performance this fiscal year reminds us of similar performance and challenges faced in fiscal 1998, when we reorganized our North American sales force and made significant R&D investments in advance of our M Series™ product launch. Once the M Series was launched and sales force changes settled out, revenue levels increased steadily and net income levels returned.

Given early customer reaction to the AED Pro and E Series, coupled with the growing acceptance of the AutoPulse, we believe that we are in a similar position today. While there can never be any assurance that history will repeat itself, with the increasing interest in ZOLL's new products, we see excellent opportunity to increase our fiscal 2006 top-line growth, while keeping spending levels modest.

A Solid Foundation for Advancing Resuscitation Growth

If you look at the results for fiscal 2005 from one perspective, you see a financially secure company laying the groundwork for resumed growth and significantly improved levels of profitability. If you look at the year from another perspective, you see a forward-looking company delivering needed new resuscitation technology to the marketplace today. You see untapped markets for unique products that help our customers advance their resuscitation efforts and save lives that might otherwise be lost.

While illustrating only a fraction of the potential that exists, the stories on the following pages highlight customers who have chosen to partner with ZOLL and a few of the patients they have helped. These success stories, and many others like them, help us maintain our focus and commitment.

Thank you for your continued belief in ZOLL's vision for advancing the practice of resuscitation.

Sincerely,



Richard A. Packer
Chairman and Chief Executive Officer
December 2005


Revenue in Millions (1997 to 2005)
$58
$58
$79
$106
$119
$150
$185
$212
$211
1997
1998
1999
2000
2001
2002
2003
2004
2005



"When we arrived, Mr. Murphy was receiving bystander CPR in the parking lot. We shocked him into VF and continued CPR. Then we applied the AutoPulse. He was breathing on his own after two more shocks. With the AutoPulse, more people have a better chance of making it to the ER alive. It keeps working until we get the person into the ambulance, and it continues until we get to the hospital. It's easy to use and it works."

– Firefighter Kenneth Beck
Lake Mohegan Fire Department
Mohegan Lake, New York

"Every day's a joy now."

"I just went out like a light
– just like shutting off
a light switch.
I'm glad the fire department
had the AutoPulse,
otherwise I would be dead.
Every day's a joy now."



– Jim Murphy
63 years old
Resides in Cortlandt Manor,
New York,
with his wife Barbara

The AutoPulse Non-invasive Cardiac Support Pump offers the promise of dramatically improved blood flow in cardiac arrest victims undergoing CPR. Comprised of a backboard and a LifeBand® that simply fastens across a victim's chest, the AutoPulse compresses the entire chest in a unique, consistent "hands-free" manner, moving much more blood than can be moved with human hands.


LifeBand
LifeBand

Today, more than 160 hospitals and fire/EMS agencies have adopted the AutoPulse technology. Globally, there are more than 80,000 fire departments and 25,000 hospitals. If each of these organizations were equipped with just one AutoPulse, and saved one more patient each year with this new technology, an additional 105,000 lives would be saved. ZOLL believes that the total market opportunity for AutoPulse approximates $550.0 million.



"With RescueNet's electronic reporting, we can access information that helps us make key operational decisions to provide the best patient care possible. Reports used to take weeks, and now only take minutes. These reports help us determine peak run times, so we can add crews to reduce response times, allowing us to get to patients more quickly."

– John Sorrell, M.D.
Medical Director
Charleston County EMS
Charleston, South Carolina

"RescueNet helped us increase our revenue more than $2 million in one year – about $95,000 per ambulance. It decreased collections from 120 days to 11 days. Improvements like these allow us to purchase life-saving equipment, such as AutoPulse devices, for our entire ambulance fleet. The funds for advanced life-saving equipment – including the 12-lead ECG monitoring used on Mr. Graff – combined with the efficiency of electronic data collection and reporting, have allowed us to improve our quality of care, and better protect the 300,000 people of Charleston County."

– Don Lundy, EMS Director, Charleston County EMS

"I might not be here without their help – plain and simple."

"My chest felt tight that morning and, as the day went on, the pain in my left arm worsened. Finally, my supervisor called the paramedics. They hooked me up to all of these wires and said my EKG wasn't right. This made them take me to the hospital that handled blocked arteries right away. Good thing they did because I had a coronary artery that was almost closed. Thanks to Charleston County EMS and their equipment, I'm alive today. They took care of me like I was family. I might not be here without their help – plain and simple."



– Paul Graff
40 years old
Resides with his wife
Donna in Moncks Corner,
South Carolina

RescueNet, from ZOLL's subsidiary ZOLL Data Systems, is the only suite of fully integrated EMS software that streamlines operations by managing patient information and data from the time of the call through payment.



Charleston County EMS has implemented RescueNet Field Data programs for its entire fleet of 21 vehicles. They also provide advanced diagnostic ECG technology for their patients. Currently, just 600 customers in the U.S. use RescueNet software applications. ZOLL estimates the potential market opportunity for EMS software to be more than $400.0 million. In many EMS systems, the savings and efficiencies realized from software like RescueNet could not only pay for the investment, but also new equipment, training, and improved services and facilities.


POLIC
84

*"I was on the other side of town when I got the call. When I arrived, I ran inside with the AED Plus and found an older male, who had been down for nearly four minutes. As soon as I put the **CPR-D•padz**™ on him, the AED Plus advised me to shock him, which I did. After that, it told me to start CPR. I developed a bit of tunnel vision, but thankfully, the AED Plus kept me focused. It kept talking to me, telling me to 'push harder,' and then 'good compressions.' I was grateful because I was on my own until the medics arrived. Fortunately, everything worked out well, and the patient survived."*

- Officer David Whitzel
Carlsbad Police Department
Carlsbad, New Mexico

"Research shows that our police officers often arrive at a cardiac-related emergency in 3-5 minutes. Since our officers are always on patrol in the community, we believe that having AED Plus units in our police cruisers allows us to better manage cardiac arrest patients and support our EMTs. While we have trained more than 8,000 people, we continue to make the public more aware of the importance of CPR and early defibrillation."

– Elizabeth Baggs, Emergency Management Coordinator, City of Carlsbad

"I feel like I got a second chance."

"My wife found me and called 911. If that AED had not been in that police car, I wouldn't be here today. They shocked me at least seven times, and pressed on my chest quite a bit. They worked on me for a long time, and I am very thankful to the police and fire department for saving my life. Before all this, I had no idea what a defibrillator was, but I'm all for AEDs now. I feel like I got a second chance."



– R.D. Kelly
76 years old
Resides in Carlsbad, New Mexico with Wilma, his wife of 49 years

The Carlsbad Police Department has 20 AED Plus units. An estimated 150,000 AEDs were sold worldwide in fiscal 2005, but fewer than one-fourth were equipped with technology to help rescuers provide quality CPR. ZOLL offers the only AEDs with this unique capability. While roughly half of unresponsive victims need immediate defibrillation, every one of them needs temporary circulatory support with CPR.

The ZOLL AED Plus, and its professional version, the AED Pro, are the only AEDs with Real CPR Help™ that let rescuers see and hear real-time how well they are performing the rate and depth of chest compressions. This unique focus on CPR and defibrillation makes them the only AEDs that can help assess and treat nearly every sudden cardiac arrest victim.



Fiscal 2005 in Review

- Total fiscal 2005 sales were $211.3 million.
- ZOLL ended fiscal 2005 with no debt and $50.8 million in cash, cash equivalents, and short-term investments.
- International sales increased 18% to $48.6 million.
- ZOLL launched two breakthrough products: AED Pro and E Series.
- AED sales grew 20% to $36.4 million.
- First year sales of the AutoPulse approximated $7.5 million.

Our Integrated Resuscitation System



Defibrillation and Pacing (B)
Circulation (A)
Ventilation (C)
AEDs with CPR Support (G)
Documentation (D)
Wearable Defibrillators (E)
Fluid Resuscitation (F)

A. **AutoPulse Non-Invasive Cardiac Support Pump**
B. **M Series CCT Defibrillator Monitor Pacemaker**
C. **ResQPOD Circulatory Enhancer®**
D. **CodeNet®**
E. **WCD™ 3000S Rhythm Management System**
F. **Power Infuser**
G. **AED Pro Rugged Professional AED**

Corporate Executive Officers and Directors

Richard A. Packer
Chairman of the Board
& Chief Executive Officer

A. Ernest Whiton
Vice President of Administration
& Chief Financial Officer

Ward M. Hamilton
Vice President, Marketing

Donald R. Boucher
Vice President, Research
& Development

Alexander N. Moghadam
Vice President, International Operations

Steven K. Flora
Vice President, North American Sales

Edward T. Dunn
Vice President, Operations

John P. Bergeron
Vice President & Corporate Treasurer

Stephen Korn
Vice President, General Counsel
& Secretary

Willard M. Bright, Ph.D.
Director & Chairman Emeritus

Thomas M. Claflin II*
Director

Daniel M. Mulvena*†
Director

James W. Biondi, M.D.† ‡
Director

Benson F. Smith‡
Director

Robert J. Halliday‡
Director

* Member of the Nominating/ Corporate Governance Committee
† Member of the Compensation Committee
‡ Member of the Audit Committee

ZOLL thanks all of the rescuers, patients, and others who graciously helped in the preparation of ZOLL's 2005 Annual Report.




ZOLL®
Advancing Resuscitation. Today.™

ZOLL Medical Corporation is committed to developing technologies that help advance the practice of resuscitation. With products for pacing, defibrillation, circulation, ventilation, and fluid resuscitation, ZOLL provides a comprehensive set of technologies that help clinicians, EMS professionals, and lay rescuers resuscitate sudden cardiac arrest or trauma victims. ZOLL also designs and markets software that automates the documentation and management of both clinical and non-clinical information.

ZOLL markets and sells its products in more than 140 countries. The company has direct operations, distributor networks, and business partners throughout the U.S., Canada, Latin America, Europe, the Middle East, Asia, and Australia.

Stock Listing
ZOLL Medical Corporation Common Stock is traded on the NASDAQ National Market System under the symbol "ZOLL."

Transfer Agent and Registrar
Equiserve Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
877-282-1169
www.computershare.com

Counsel
Goodwin Procter LLP
Boston, Massachusetts

Independent Registered Public Accounting Firm
Ernst & Young LLP
Boston, Massachusetts

Annual Meeting
The annual meeting of stockholders will be held at 10:00 a.m. on January 25, 2006, at Goodwin Procter LLP, Conference Center, Exchange Place, 53 State Street, Boston, Massachusetts.

Information Request
This document, along with our Form 10-K, constitutes ZOLL's 2005 Annual Report. If there is no Form 10-K included, you may request a copy, as filed with the Securities and Exchange Commission. It may also be downloaded from the ZOLL web site, www.zoll.com, or obtained upon written request. Please write to:
Stockholder Relations
ZOLL Medical Corporation
269 Mill Road
Chelmsford, MA 01824-4105

ZOLL Medical Corporation
Worldwide Headquarters
269 Mill Road
Chelmsford, MA 01824
978-421-9655
www.zoll.com

ZOLL Medical Canada
Mississauga, Ontario, Canada
905-629-5005

ZOLL Medical Latin America
Panama City, Panama
954-237-7246

ZOLL Medical European Headquarters
Dodewaard, The Netherlands
+31 488 411 183

ZOLL Medical France
Coignières, France
+33 1 30 05 14 98

ZOLL Medical Germany
Cologne, Germany
+49 2236 87870

ZOLL Medical Austria
Vienna, Austria
+43 650 4136222

ZOLL Medical The Netherlands
Dodewaard, The Netherlands
+31 488 411 183

ZOLL Medical Russia
Moscow, Russia
+70 95 936 2338

ZOLL Medical U.K.
Cheshire, United Kingdom
+44 1925 846 400

ZOLL Medical Middle East and Africa
Dodewaard, The Netherlands
+31 653 83 4141

ZOLL Medical India
Mumbai, India
+91 22 28322423

ZOLL Medical China
Hong Kong, China
+61 418 289733

ZOLL Medical Japan
Yokohama City, Japan
+81 45 905 2864

ZOLL Medical Asia Pacific
Lisarow, Australia
+61 418 289733

ZOLL Medical Australia
New South Wales, Australia
+61 2 9420 8733

© 2005 ZOLL Medical Corporation. All rights reserved. 269 Mill Road, Chelmsford, MA 01824-4105. Advancing Resuscitation. Today., AED Plus, *CPR-D*•padz, E Series, M Series, Real CPR Help, and RescueNet are trademarks of ZOLL Medical Corporation. AED Pro, AutoPulse, CodeNet, LifeBand, and ZOLL are registered trademarks of ZOLL Medical Corporation. ResQPOD Circulatory Enhancer is a registered trademark of ACSI. WCD is a trademark of LIFECOR. All trademarks are property of their respective owners.

ZOLL®
Advancing Resuscitation. Today.™